SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2005

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                Form 20-F X   Form 40-F
                                         ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No X
    ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 February 9, 2005 Press Release Announcing that Futuremedia Updates Fiscal 2005 Guidance.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company


By: /s/ Leonard Fertig
    -----------------------
    Leonard Fertig
    Chief Executive Officer

Date:  February 9, 2005

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                                    EXHIBIT 1

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

           CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.

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                                    EXHIBIT 2

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

PRESS RELEASE

                    Futuremedia Updates Fiscal 2005 Guidance

  New CEO, Leonard M. Fertig, to Host Conference Call with Investment Community

Brighton,  UK--February  9, 2005 - Futuremedia Plc  (NasdaqSC:FMDAY),  a leading
European  e-learning  services  provider,   announced  today  updated  financial
guidance for the fiscal year ending April 30, 2005.

For fiscal year 2005, the Company now expects to report revenues of GBP14.5-16.5 million ($26.9-$30.6 million) as compared to the GBP18.7 million ($34.7 million) reported in fiscal 2004. As a result, the Company's target for reporting positive operating income has been delayed until fiscal year 2006. The Company expects to report full fiscal 2005 third quarter results in late March.

The reduced financial guidance was caused by delays in the adoption of Home Computing Initiative (HCI) programs at a number of companies in the UK, as they waited for clarity regarding changes in the regulatory process, as well as the proposed increase in the scope of tax benefits, including the childcare voucher system. These changes also impacted employee enrollment trends during the Autumn 2004 marketing season for the Company's Learning For All (LFA) programs, including Phase 3 of the Company's LFA program with Royal Mail. In addition, the Company experienced increased competition in its HCI business during the quarter. The Company has since automated the paperwork process in response to changes in the regulatory process and is taking steps to integrate the new childcare voucher system into its product offering.

"We are disappointed with our reduced forecast. However, Futuremedia has continued to successfully roll-out its HCI initiatives and adapt to new regulations, while modifying its infrastructure to incorporate additional benefits. It remains very early in the introduction of these programs and projecting enrollment rates is difficult," stated Leonard M. Fertig, CEO. "We have moved rapidly to build a network reaching over 26,000 enrolled employees in only 15 months and we are now at the mid-point in our launch lifecycle with Royal Mail. As we continue to roll-out our LFA programs, while seeking to secure additional contracts with other corporations and institutions, we expect to improve our ability to forecast employee enrollment."

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

Mr. Fertig continued, "We are committed to further strengthening and expanding our value-driven services to employers and employees and capturing the growing demand for e-learning content and the rapid growth of HCI opportunities in the UK and abroad. We are undertaking a thorough review of our operations to ensure that we are effectively and efficiently implementing our growth strategy to build our network and maximize shareholder value."

Conference Call

The Company will host a conference call today, February 9, 2005 at 10:00 a.m. EST/3:00 UK time to discuss today's announcement. The dial-in telephone numbers for the live conference call are:

UK: +44 (0) 80 0032 3836; USA: 1-877-825-5811; International: 1-973-582-2767

A digital replay of the conference call will be available for two weeks following the completion of the live call. The dial-in telephone numbers for the replay are:

Non-USA: 973-341-3080;
USA: 877-519-4471 Pass code: 5696875

A live and archived webcast of the conference call will be available on Futuremedia's Web site: www.futuremedia.co.uk.

About Futuremedia:

Futuremedia plc is a leading provider of value-driven, e-learning content and services to employers and employees. The Company has a proven track record of developing and out-sourcing tailored, fully managed e-learning solutions to large organizations. Futuremedia's services include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles.

Through its Learning For All(TM) service offering, the Company is a pioneer and leader in the creation, development and delivery of e-learning programs that fall under the Home Computing Initiative (HCI). HCI is a government sponsored program, available in the UK and several other European countries, that allows employees and their families to gain access to e-learning at home, at a cost discounted through corporate buying power and Government tax incentives. Futuremedia currently serves twelve corporations and institutions and over 26,000 enrolled employees through its LFA initiatives, representing the largest network in the UK to date.

Futuremedia's customers include Britvic, BT, BUPA, Capita, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, ING Direct, the UK National Health Service, Royal Mail, Syngenta, Winterthur Life and a growing number of UK local authorities. The Company is partnered with Fujitsu-Siemens, Microsoft, Thomson NETg and SkillSoft in delivering its products and solutions. Futuremedia Plc appears on the official supplier listing of the HCI Alliance as a Founder HCI Alliance Provider Partner. Please see the HCI Alliance website for the listing criteria: www.ukhomecomputing.co.uk.

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

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with regulatory changes that may adversely impact the Company's business (including regulatory changes in the UK relating to HCI programs and similar programs), the Company's ability to develop and successfully market new services and products (including Learning For All(TM)), the risk that customer contracts (such as the Royal Mail contract) may be terminated or not completed in whole or in part due to factors beyond the Company's control, the Company's ability to increase revenue and generate cash, the Company's ability to operate profitably in the future, risks associated with changes in senior management, the management of growth, the early stage of the Internet and intranet learning and communications market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of
Futuremedia  or  their  respective   owners.

Contact Information:
Brainerd Communicators, Inc.
521 Fifth Avenue
New York, NY 10175
(212) 986-6667
Mike Smargiassi/Corey Kinger
ir@futuremedia.co.uk